DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT
P.E 12-18-02
1-14379

DIVISION OF
CORPORATION FINANCE

03006624

February 5, 2003

Neil Ganulin
Frost Brown Todd LLC
2200 PNC Center
201 E. Fifth Street
Cincinnati, OH 45202-4182

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 2-5-2003

RE: Convergys Corporation
Incoming letter dated December 18, 2002

Dear Mr. Ganulin:

This is in response to your letter dated December 18, 2002 concerning the shareholder proposal submitted to Convergys by the Central Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Linda Priscilla
Central Laborers' Pension Fund
Laborers' International Union of North America
Corporate Governance Project
905 16th St. N.W.
Washington, DC 20006

FROST BROWN TODD LLC

2200 PNC Center
201 E. Fifth Street
Cincinnati, Ohio 45202-4182
(513) 651-6800
Facsimile (513) 651-6981
www.frostbrowntodd.com

NEIL GANULIN
nganulin@fbtlaw.com
(513) 651-6882

December 18, 2002

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Convergys Corporation: Objection to Shareholder Proposal Submitted under Rule 14a-8

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934 ("Exchange Act"), we are submitting six copies of a letter indicating the intention of Convergys Corporation to exclude a shareholder proposal from its proxy statement and form of proxy for its 2003 annual meeting.

We have attached hereto an additional copy of the enclosed letter. Please file stamp and return this additional copy to us for our records We have enclosed a pre-paid overnight delivery envelope for this purpose.

Thank you for your assistance. If you have any questions with respect to this matter, please contact the undersigned at 513-651-6882.

Very truly yours,

FROST BROWN TODD LLC

By [signature]
Neil Ganulin

Encls.
cc: William H. Hawkins II, Esq.
Kevin L. Cooney, Esq.

CINlibrary/1246029.1

FROST BROWN TODD LLC

2200 PNC Center
201 E. Fifth Street
Cincinnati, Ohio 45202-4182
(513) 651-6800
Facsimile (513) 651-6981
www.frostbrowntodd.com

NEIL GANULIN
nganulin@fbtlaw.com
(513) 651-6882

December 18, 2002

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Convergys Corporation:
Objection to Shareholder Proposal Submitted Under Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of Convergys Corporation, an Ohio corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting this letter in reference to the Company's intention to exclude a shareholder proposal from its proxy statement and form of proxy for its 2003 annual meeting.

On November 6, 2002, the Company received a shareholder proposal (the "Proposal") from the Central Laborers' Pension Fund (the "Proponent") requesting that the Proposal be included in the Company's proxy materials for its 2003 annual shareholder meeting. The Company has advised us that definitive copies of the 2003 proxy statement and form of proxy are tentatively scheduled to be filed pursuant to Rule 14a-6 on or about March 10, 2003. We hereby request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its 2003 proxy statement and form of proxy. Pursuant to Rule 14a-8(j), enclosed please find six copies of the following materials:

- This letter which represents the Company's statement of reasons why omission of the Proposal from its 2003 proxy statement and form of proxy is appropriate, and, to the extent such reasons are based on matters of law, this letter also represents a supporting opinion of counsel in accordance with Rule 14a-8(j)(iii); and

FROST BROWN TODD LLC

- The Proposal, attached as Exhibit A hereto, which was submitted by Proponent by letter dated November 6, 2002 and received by the Company on November 6, 2002.

The Proposal

A copy of the Proposal (including its supporting statement) is attached as Exhibit A and, for ease of reference, is also set forth below:

Option Expensing Proposal

Resolved, that the shareholders of Convergys (the "Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statements the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (*See*: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining the operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonus as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffet wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom – examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

Background Information

As noted above, the Proponent has requested that the Company "establish a policy of expensing in the Company's annual income statements the costs of all future stock options issued by the Company." As explained below, the determination of whether the costs of the Company's stock option grants are reflected as expenses on the Company's income statement, or instead in an accompanying footnote, depends on the Company's choice of two alternative accounting methods under the Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") and the Accounting Principles Bulletin Opinion No. 25 ("APB Opinion 25").

Under SFAS No. 123, the Company may account for its stock-based compensation plans by applying either the "fair value-based method" included in SFAS No. 123 or the "intrinsic value-based method" of APB Opinion 25. Along with a substantial majority of all other public companies, the Company accounts for its stock option grants under the intrinsic value-based method. The Company does not record an expense on its income statement for stock options, but instead reflects a pro-forma expense in the notes accompanying its financial statements.

Discussion of Reasons for Excluding Proposal

The Proposal may be omitted from the Company's 2003 proxy statement and form of proxy for the following reasons:

A. The Proposal (Including Its Supporting Statement) Violates the Proxy Rules and Therefore may be Excluded Under 14a-8(i)(3).

The Company believes that it may exclude the Proposal and its supporting statement pursuant to Rule 14a-8(i)(3) on the basis that the Proposal violates the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting material. The Company believes the Proposal and its supporting statement taken together violate Rule 14a-9 in a number of respects as discussed below.

Rule 14a-9 provides, in pertinent part, that:

> "No solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements made therein not false or misleading. . . ."

The Note to Rule 14a-9 provides certain examples of what, depending upon the particular facts and circumstances, may be misleading within the meaning of the rule, including:

> "(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation."

The Staff has found that a company could properly omit entire shareholder proposals and supporting statements when such proposals and supporting statements were vague, ambiguous, false or misleading. *See* Staff Legal Bulletin No. 14, § E.1 (July 13, 2001) ("Staff Legal Bulletin No. 14") (stating that the Staff may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading)*; see also, e.g., Wal-Mart Stores, Inc.* (April 2, 2001); *McDonald's Corporation* (March 1, 2001); *Comshare Incorporated* (August 23, 2000); *Tri-Continental Corporation* (March 3, 2000). The Staff has also on many occasions found that a company could omit certain portions of shareholder proposals and supporting statements that contain false and misleading statements or omit material facts necessary to make statements therein not false or misleading. *See, e.g., Phoenix Gold International,*

FROST BROWN TODD LLC

Inc. (November 18, 2002); *Johnson Controls, Inc.* (November 14, 2002); *Sysco Corporation* (September 4, 2002). Moreover, Staff Legal Bulletin No. 14 states that "in drafting a proposal and supporting statement, shareholders should avoid making unsubstantiated statements of fact" and that shareholders "should provide factual support for statements in the proposal and supporting statement."

The following specific statements contained in the Proposal and its supporting statement impugn the character and integrity of the Company and its management, are false, omit material facts and imply charges of improper actions by the Company and its management and mislead the shareholders of the Company:

1. "Options have replaced salary and bonus as the most significant element of executive pay packages . . ."

   - This statement is misleading as it implies that, as a matter of fact, the most significant element of all executive compensation packages provided by the Company are stock options. The Proponent provides no factual support for this implied assertion.

2. "The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value."

   - This statement is misleading as it implies that, as a matter of fact, the Company has promoted the "excessive use of options." The Proposal provides no factual support for this assertion. The Proponent implies that the character and integrity of the Company and its management should be questioned because of the Company's decision to grant options as a component of its compensation plans.

   - This statement is misleading as it also implies that, as a matter of fact, the Company is intentionally "obscuring and understating the cost of executive compensation." The Proposal provides no factual support for this assertion. Further, the Proposal concerns *all* options, not just options granted to executives. The Proposal is misleading as it implies that options granted to executives are accounted for by the Company differently than options issued to any other party. The Proposal questions the character and integrity of the Company and its management by implying that the Company's intent is to deceive shareholders because it accounts for such options in accordance with APB Opinion 25 instead of the Proponent's preferred accounting method under SFAS No. 123.

- This statement is misleading as it also implies that, as a matter of fact, the Company's decision to apply the intrinsic value-based method of APB Opinion 25, as permitted by SFAS No. 123, to account for stock options instead of expensing the stock options under the fair value-based method of SFAS No. 123 is and has been driven by the "improper" purpose of "promot[ing] short-term stock price[s] rather than long-term corporate value." The Proposal provides no factual support for this assertion. The Proponent implies that the character and integrity of the Company and its management should be questioned because of the Company's decision to prepare its financial statements in accordance with generally accepted accounting principles ("GAAP") by applying the accounting methodology of APB Opinion 25 expressly permitted under SFAS No. 123.

3. ". . . the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%."

   - This statement is misleading as it implies that, as a matter of fact, the Company's earnings [are] overstated by as much as 10% because of its decision to use the intrinsic value-based method of APB Opinion 25, as permitted by SFAS No. 123, to account for stock options instead of expensing the options under the fair value method of SFAS No. 123. The Proponent provides no factual support for this implied assertion.

4. ". . . the legal, but improper, accounting methods used by chief executives to inflate reported earnings . . ."

   - This statement is misleading as it implies that, as a matter of fact, the Company has applied "improper" accounting methods and that the Company's financial statements are therefore misleading. The statement is also false because the Company does not apply improper accounting methods but prepares its financial statements in accordance with GAAP. The Proponent again implies that the integrity of the Company and its management should be questioned because of the Company's decision to prepare its financial statements in accordance with GAAP and APB Opinion 25. Further, this statement further impugns the character and integrity of the Company and its management by attributing a singular, improper motive for the Company's adoption of the intrinsic value-based method of APB Opinion 25, as permitted by SFAS No. 123, to account for stock options. The Company believes that this statement illustrates the Proponent's direct charge of improper conduct by the Company and its management without factual support and is per se misleading under Rule 14a-9. Because of the Proponent's blatant disregard for Rule 14a-9's prohibition against false and misleading statements and for the guidance provided by the Staff in Staff Legal Bulletin No. 14, the Company believes that the entire Proposal should be excluded.

5. " . . . almost all C.E.O.'s have told their shareholders that options are cost-free . . ."

   - This statement is misleading and false as it implies that, as a matter of fact, the C.E.O of the Company has expressly told Company shareholders that stock options are "cost-free." The Company's C.E.O. has never made a statement to the Company's shareholders that stock options are cost-free. To the contrary, the Company discloses the impact of stock options in a footnote to its financial statements in accordance with GAAP pursuant to APB Opinion 25. Again, the Proponent provides no factual support for this implied assertion.

6. " . . . their failure to expense stock options."

   - This statement is misleading as it implies that, as a matter of fact, the Company is engaged in improper conduct because it has applied the intrinsic value-based method of APB Opinion 25, as permitted by SFAS No. 123, to account for stock options instead of expensing the stock options under the fair value-based method of SFAS No. 123. The Company has not "failed" anything; it has simply prepared its financial statements in accordance with GAAP by applying an accounting methodology prescribed in APB Opinion 25 and expressly permitted under SFAS No. 123.

7. " . . . to expense stock options in order to provide their shareholders more accurate financial statements."

   - This statement is misleading, is false and omits to state material facts necessary in order to make the statement not false or not misleading as it implies that, as a matter of fact, the application of SFAS No. 123 provides "more accurate financial statements." The Proponent provides no factual support for this assertion. Further, the Proponent fails to recognize that the ultimate accuracy of the financial statements under SFAS No. 123 depends substantially on the option-pricing model selected by the Company and the numerous assumptions (e.g., expected volatility of underlying stock, expected dividends on underlying stock, risk-free interest rate for the expected term of the option, etc.) made in applying such option-pricing model (*e.g.*, Black-Scholes, etc.). *See* SFAS No. 123, ¶19. Also, the Company currently applies the Black-Scholes option pricing model in its accounting for stock options under APB No. 25, as disclosed in footnote 11 of its 2001 Form 10-K. As there is no required option-pricing model and no guarantee that any assumptions made will be appropriate in the future, the Proponent fails to support its contention that the Company's financial statements would be more accurate if the Proposal were implemented. Finally, the Proponent implies that the Company's current financial statements are inaccurate, although such financial statements comply with GAAP, and thereby, again, implies improper conduct on the part of the Company.

8. "Our Company has yet to act."

- This statement is misleading, is false and omits to state material facts necessary in order to make the statement not false or not misleading as it implies that, as a matter of fact, the Company has not considered the application of the alternative valuation methodologies permitted under SFAS No. 123. The Proponent provides no factual support for this assertion. Furthermore, this statement is vague and indefinite, and therefore misleading, in that it fails to provide any description of the "acts" that the Company has yet to do. *See, e.g., Occidental Petroleum Corporation* (March 8, 2002). The Company has, in fact, evaluated the best course of action in disclosing the potential earnings impact of option grants. The Company has studied this matter extensively internally and has consulted with its outside auditors. Based on this analysis, the Company has concluded that expensing options on its income statement would distort reported income and retained earnings due to the fact that the ultimate expense of the options could not be accurately reflected in income and retained earnings under current GAAP requirements. Therefore, the Company and its Board of Directors decided it was in the best interests of the Company and its shareholders to continue following GAAP in the current manner. Consequently, as stated above, this statement is vague, misleading and false.

Finally, throughout the Proposal, the Proponent inappropriately uses the term "our Company." The Company believes that the use of the term "our Company" wrongly implies that the Proponent's ownership of the Company's shares is substantial and influential and that the Proponent is speaking on behalf of the Company. The Company believes this statement could confuse the Company's other shareholders and mislead them regarding the strength of the Proponent's voting position and on whose behalf the Proponent is speaking.

For the reasons stated above, the Company believes that the Proposal (including its supporting statement) consists predominantly of statements that are misleading, are false and/or omit to state material facts necessary in order to make the statements not false or not misleading. The Company further believes that the Proponent failed to follow the guidance contained in Staff Legal Bulletin No. 14 by consistently making unsubstantiated statements of fact and failing to provide factual support for many of the statements contained in the Proposal and its supporting statement. The Company believes that the Proponent's disregard for the guidance contained in Staff Legal Bulletin No. 14 and the extent to which the Proposal is materially misleading justify the exclusion of the entire Proposal pursuant to Rule 14a-8(i)(3). *See* Staff Legal Bulletin No. 14, § E.1.

B. The Proposal Violates Applicable Federal Law and Therefore may be Excluded Under 14a-8(i)(2).

The Company further believes that it may exclude the Proposal pursuant to Rule 14a-8(i)(2) on the basis that the Proposal violates federal law. Rule 4-01 of Regulation S-X requires that the Company file financial statements in accordance with GAAP; otherwise, such financial statements will be "presumed to be misleading or inaccurate, despite footnote or other disclosures." The Proposal seeks to have the Company expense its future stock option grants only in its "annual income statements." The Proposal asks that the Company apply a different accounting method to its annual financial statements than it applies to its interim financial statements. Under Rule 10-01 of Regulation S-X, "interim financial statements shall follow the general form and presentation" prescribed in Regulation S-X to annual financial statements. Again, the Proponent is seeking a partial application of SFAS No. 123, as a company's application of SFAS No. 123 is not limited to merely its annual financial statements. GAAP would require a consistent application of accounting methods in both interim and annual financial statements. Consequently, if the Company implements the Proposal, the Company would issue interim financial statements (*e.g.*, 10-Qs) that do not follow the general form of its annual financial statements (*e.g.*, 10-Ks) and arguably would be issuing interim financial statements that were not in accordance with GAAP and would violate federal law (*i.e.*, Rule 4-01 and Rule 10-01 of Regulation S-X) regarding the preparation of financial statements.

For the reasons stated above, the Company believes that the Proposal violates federal law and may be excluded pursuant to Rule 14a-8(i)(2).

Summary

As stated above, the Company believes that the Proposal would cause the Company to violate federal law and that the Proposal is principally composed of statements that are unsubstantiated, are misleading, are false and/or omit to state material facts necessary in order to make the statements not false or not misleading. Therefore, the Company believes that the Proposal should be excluded.

Request

For the reasons stated above, the Company believes that the Proposal constitutes an improper matter for action by shareholders and, therefore, should be excluded from its proxy statement and form of proxy for its 2003 annual meeting. On behalf of the Company, we request confirmation that the Staff will not recommend any enforcement action to the Commission if, in reliance on one or more of the interpretations of Rule 14a-8 set forth above, the Company excludes the Proposal from its 2003 proxy statement and form of proxy.

FROST BROWN TODD LLC

One copy of this letter, including attachments, has been mailed as of this date to the Proponent pursuant to the requirements of Rule 14a-8(j).

If you have any questions with respect to this matter, please contact the undersigned at 513-651-6882.

Very truly yours,

FROST BROWN TODD LLC

By: Neil Ganulin
Neil Ganulin

NG:jss
Encl.

cc: William H. Hawkins II, Esq.
Kevin L. Cooney, Esq.
Proponent c/o Linda Priscilla

CINlibrary/1239775.8

EXHIBIT A

Shareholder Proposal

Option Expensing Proposal

Resolved, that the shareholders of Convergys ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (*See: Financial Accounting Standards Board Statement 123*). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Convergys Corporation
Incoming letter dated December 18, 2002

The proposal requests that the board of directors establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

We are unable to concur in your view that Convergys may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Convergys may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Convergys may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "Options have replaced . . ." and ends ". . . packages at numerous companies";
- provide a citation to a specific source for the sentence that begins "The lack of option expensing . . ." and ends ". . . than long-term corporate value";
- provide factual support in the form of a citation to a specific report and publication date for the Standard & Poor's report referenced in the sentence that begins "A recent report . . ." and ends ". . . as much as 10%"; and
- provide a citation to a specific source for the phrase "expense stock options in order to provide their shareholders more accurate financial statements" in the sentence that begins "In recent months . . ." and ends ". . . more accurate financial statements."

Accordingly, unless the proponent provides Convergys with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Convergys omits only those portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jennifer Bowes
Attorney-Advisor